UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Global Ship Lease Services Limited 25 Wilton Road London SW1V 1LW United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached as Exhibit 99.1 to this Report on Form 6-K (this “Report”) is a copy of the notice, proxy statement, and proxy card of Global Ship Lease, Inc. (the “Company”) for the Company’s 2022 Annual Meeting of Shareholders, which is scheduled to be held on September 27, 2022 (the "2022 Annual Meeting").
Attached as Exhibit 99.2 to this Report is a copy of a press release of the Company, dated August 24, 2022, announcing that it has scheduled the 2022 Annual Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: August 24, 2022	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer